                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.2)*

                        AIRNET COMMUNICATIONS CORPORATION
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   00941P 10 6
                                 (CUSIP NUMBER)

                   Buchanan Ingersoll Professional Corporation
                          Attn: David A. Grubman, Esq.
                                One Oxford Centre
                           301 Grant Street 20th Floor
                              Pittsburgh, PA 15219
                                 (412) 562-8800
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  March 8, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00941P 10 6                                        Page 2 of 15 Pages


1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mellon Ventures, L.P.  (I.R.S. No. 25-1799515)
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                                 7.  SOLE VOTING POWER            11,959,449 (1)
NUMBER OF SHARES                 -----------------------------------------------
BENEFICIALLY
OWNED BY EACH                    8.  SHARED VOTING POWER                       0
REPORTING                        -----------------------------------------------
PERSON
WITH                             9.  SOLE DISPOSITIVE POWER       11,959,449 (1)
                                 -----------------------------------------------

                                 10. SHARED DISPOSITIVE POWER                  0
--------------------------------------------------------------------------------

                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                                 BY EACH REPORTING PERSON         11,959,449 (1)
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                                        Page 3 of 15 Pages


1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MVMA, L.P. (I.R.S. No. 25-1779946)
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                                 7.  SOLE VOTING POWER            11,959,449 (1)
NUMBER OF SHARES                 -----------------------------------------------
BENEFICIALLY
OWNED BY EACH                    8.  SHARED VOTING POWER                       0
REPORTING                        -----------------------------------------------
PERSON
WITH                             9.  SOLE DISPOSITIVE POWER       11,959,449 (1)
                                 -----------------------------------------------

                                 10. SHARED DISPOSITIVE POWER                  0
--------------------------------------------------------------------------------

                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                                 BY EACH REPORTING PERSON         11,959,449 (1)
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                                        Page 4 of 15 Pages


1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MVMA, Inc. (I.R.S. No. 25-1779947)
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                                 7.  SOLE VOTING POWER            11,959,449 (1)
NUMBER OF SHARES                 -----------------------------------------------
BENEFICIALLY
OWNED BY EACH                    8.  SHARED VOTING POWER                       0
REPORTING                        -----------------------------------------------
PERSON
WITH                             9.  SOLE DISPOSITIVE POWER       11,959,449 (1)
                                 -----------------------------------------------

                                 10. SHARED DISPOSITIVE POWER                  0
--------------------------------------------------------------------------------

                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                                 BY EACH REPORTING PERSON         11,959,449 (1)
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                                        Page 5 of 15 Pages


1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mellon Financial Corporation (I.R.S. No. 25-1233834)
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania
--------------------------------------------------------------------------------

                                 7.  SOLE VOTING POWER            11,959,449 (1)
NUMBER OF SHARES                 -----------------------------------------------
BENEFICIALLY
OWNED BY EACH                    8.  SHARED VOTING POWER                       0
REPORTING                        -----------------------------------------------
PERSON
WITH                             9.  SOLE DISPOSITIVE POWER       11,959,449 (1)
                                 -----------------------------------------------

                                 10. SHARED DISPOSITIVE POWER                  0
--------------------------------------------------------------------------------

                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                                 BY EACH REPORTING PERSON         11,959,449 (1)
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                                        Page 6 of 15 Pages


1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mellon Bank, N.A. (I.R.S. No. 25-0659306)
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

                                 7.  SOLE VOTING POWER            11,959,449 (1)
NUMBER OF SHARES                 -----------------------------------------------
BENEFICIALLY
OWNED BY EACH                    8.  SHARED VOTING POWER                       0
REPORTING                        -----------------------------------------------
PERSON
WITH                             9.  SOLE DISPOSITIVE POWER       11,959,449 (1)
                                 -----------------------------------------------

                                 10. SHARED DISPOSITIVE POWER                  0
--------------------------------------------------------------------------------

                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                                 BY EACH REPORTING PERSON         11,959,449 (1)
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         (1) This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to a Schedule 13D, as amended, filed by Mellon Ventures, Mellon Financial Corporation and Mellon Bank, N.A. with the Securities and Exchange Commission (the "SEC") on May 16, 2001 and as amended on September 4, 2003 (the "Schedule 13D"). Information in the Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D.

         The shares of Common Stock reported herein as beneficially owned may exclude securities of AirNet Communications Corporation (the "Issuer") with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein.

CUSIP No. 00941P 10 6                                         Page 7 of 10 Pages

                                  SCHEDULE 13D

            ITEM 1 SECURITY AND ISSUER

      This Amendment No. 2 relates to the Common Stock of the Issuer.

      The principal executive offices of the Issuer are located at 3950 Dow Road, Melbourne, Florida 32934, as reported in its most recent Current Report on Form 8-K dated as of March 19, 2004.

            ITEM 2 IDENTITY AND BACKGROUND

      This Amendment No. 2 is filed on behalf of the Mellon Ventures and the following entities:

      Mellon Ventures, L.P. is a Delaware limited partnership ("Mellon Ventures")and has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807. Mellon Ventures is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

      MVMA, L.P., a Delaware limited partnership, has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of Mellon Ventures and holds a 1% equity interest in Mellon Ventures. Its principal business is to act as general partner of Mellon Ventures.

      MVMA, Inc., a Delaware corporation, which has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

      Mellon Bank, N.A., a national banking association, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon Ventures. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

      Mellon Financial Corporation, a Pennsylvania corporation ("Mellon Financial"), which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Financial Corporation are set forth on Annex B hereto.

      During the last five years, none of Mellon Ventures, together with MVMA, L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Financial Corporation (collectively, the "Mellon Affiliates") and the persons set forth on Annexes A and B hereto have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years, none of the Mellon Affiliates and the persons set forth on Annexes A and B hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Not applicable. The Schedule 13D is being amended by this Amendment 2 to reflect the beneficial ownership of the Mellon Affiliates as of April 7, 2004 following the disposition of shares of Common Stock in an amount greater than one percent of the outstanding shares of Common Stock of the Issuer calculated on the basis of the outstanding shares of Common Stock

CUSIP No. 00941P 10 6                                         Page 8 of 10 Pages

reported by the Issuer on its Annual Report on Form 10-K, filed with the SEC as of March 10, 2004. The reporting persons have made no acquisitions of the Issuer's Common Stock since those reported in an amendment to the Schedule 13D filed on September 4, 2003.

            ITEM 4 PURPOSE OF THE TRANSACTION

      The respective purpose of Mellon Ventures in disposing of shares of Common Stock is to maximize the return on Mellon Ventures' previous investments in the Issuer in light of current market and business conditions, liquidity requirements of Mellon Ventures and other factors that the Mellon Affiliates may deem material to their investment decision.

      The Mellon Affiliates intend to review their respective investment positions from time to time. Depending upon such ongoing review, as well as market and business conditions, liquidity requirements of Mellon Ventures and other factors that the Mellon Affiliates may deem material to their investment decision, they may choose to purchase additional securities of the Issuer or to sell all or a portion of their shares of Common Stock in open market or privately negotiated transactions.

      Except as described herein, the Mellon Affiliates have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

            ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

            (a) The Mellon Affiliates are the beneficial owners of 11,959,449 shares of Common Stock on a fully diluted basis. These 11,959,449 shares constitute 23.9% of the issued and outstanding shares of Common Stock.

            (b) The Mellon Affiliates have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 11,959,449 shares of Common Stock.

            (c) Mellon Ventures has effected the transactions in the Common Stock of the Issuer that are set forth in the attached Annex C hereto.

            (d) No persons, other than the Mellon Affiliates have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

            (e) Not applicable.

      The foregoing may exclude securities of the Issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein.

            ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

CUSIP No. 00941P 10 6                                         Page 9 of 10 Pages

      Mellon Financial, a reporting person, and its wholly owned subsidiary Mellon Ventures, Inc., a Delaware corporation, are parties to numerous staff carry award agreements with certain current and former employees of Mellon Ventures, Inc., pursuant to the Mellon Ventures Staff Carry Award Program. Those current and former employees may receive cash payments from Mellon Ventures reflecting a pro rata percentage of certain levels of gains in the liquidation value of certain securities of the Issuer held by Mellon Ventures. Such cash payments are paid only when Mellon Ventures' individual securities that make up its investment have liquidation values that exceed certain required expenses and other costs paid by Mellon Ventures.

            ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

      The following materials are filed as exhibits:

      Exhibit 99.1: Joint Filing Agreement, dated April 7, 2004 (Filed herewith).

CUSIP No. 00941P 10 6                                        Page 10 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 7, 2004
                               MELLON VENTURES, L.P.

                               By:    MVMA, L.P., its General Partner
                               By:    MVMA, INC. its General Partner

                               By: /s/ Ronald J. Coombs
                                   ---------------------------------------------
                                   Ronald J. Coombs
                                   Chief Financial Officer

                               MVMA, L.P.

                               By: MVMA, INC. its General Partner

                               By: /s/ Ronald J. Coombs
                                   ---------------------------------------------
                                   Ronald J. Coombs
                                   Chief Financial Officer

                               MVMA, INC.

                               By: /s/ Ronald J. Coombs
                                   ---------------------------------------------
                                   Ronald J. Coombs
                                   Chief Financial Officer

                               MELLON FINANCIAL CORPORATION

                               By: /s/ Carl Krasik
                                   ---------------------------------------------
                                   Carl Krasik
                                   Secretary

                               MELLON BANK, N.A.

                               By: /s/ Carl Krasik
                                   ---------------------------------------------
                                   Carl Krasik
                                   Assistant Secretary

                                     ANNEX A
              EXECUTIVE OFFICERS, DIRECTORS AND SOLE STOCKHOLDER OF
                                   MVMA, INC.

                                               Principal Occupation
Name and Title                                 and Business Address
--------------                                 --------------------
Charles J. Billerbeck                          Mellon Ventures, Inc.
Senior Managing Director and Director          One Mellon Center, Suite 5210
                                               Pittsburgh, PA  15258

Ronald J. Coombs                               Mellon Ventures, Inc.
Chief Financial Officer and Director           One Mellon Center, Suite 5210
                                               Pittsburgh, PA  15258

Lawrence E. Mock, Jr.                          Mellon Ventures, Inc.
President, Chief Executive Officer, Director   One Mellon Center, Suite 5210
and Sole Stockholder                           Pittsburgh, PA  15258

Each of the individuals listed above is a citizen of the United States of America.

                                     ANNEX B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                            PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                     DIRECTOR SINCE
--------                            -----------------------------------------                     --------------
Carol R. Brown                      Former President                                                     1992
                                    The Pittsburgh Cultural Trust
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

Ruth E. Bruch                       Senior Vice President and                                            2003
                                    Chief Information Officer
                                    Lucent Technologies, Inc.
                                    c/o Mellon Financial Corporation
                                    Room 4826
                                    Pittsburgh, PA  15258

Jared L. Cohon                      President                                                            1998
                                    Carnegie Mellon University
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

J.W. Connolly                       Retired Senior Vice President                                        1989
                                    H. J. Heinz Company
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

Steven G. Elliott                   Senior Vice Chairman                                                 2001
                                    Mellon Financial Corporation and
                                    Mellon Bank, N.A.
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                        DIRECTOR SINCE
--------                         -----------------------------------------                        --------------
Ira J. Gumberg                   President and Chief Executive Officer                                   1989
                                 J.J. Gumberg Co.
                                 c/o Mellon Financial Corporation
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA  15258

Edward J. McAniff                Of Counsel                                                              1994
                                 O'Melveny & Myers
                                 c/o Mellon Financial Corporation
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA  15258

Martin G. McGuinn                Chairman and Chief Executive Officer                                    1998
                                 Mellon Financial Corporation
                                 Chairman, President and Chief Executive Officer
                                 Mellon Bank, N.A.
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA  15258

Robert Mehrabian                 Chairman, President and Chief Executive Officer                         1994
                                 Teledyne Technologies Incorporated
                                 c/o Mellon Financial Corporation
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA  15258

Seward Prosser Mellon            President and Chief Executive Officer                                   1972
                                 Richard K. Mellon and Sons
                                 Richard King Mellon Foundation
                                 c/o Mellon Financial Corporation
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA 15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                            PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                     DIRECTOR SINCE
--------                            -----------------------------------------                     --------------
Mark A. Nordenberg                  Chancellor                                                           1998
                                    University of Pittsburgh
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

Jamse F. Orr III                    Chairman                                                             2003
                                    The Rockefeller Foundation
                                    C/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

David S. Shapira                    Chairman and Chief Executive Officer                                 1986
                                    Giant Eagle, Inc.
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

William E. Strickland, Jr.          President and Chief Executive Officer                                2001
                                    Manchester Bidwell Corporation
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

John P. Surma                       President and Chief Operating Officer                                2004
                                    United States Steel Corporation
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

Wesley W. von Schack                Chairman, President and Chief Executive Officer                      1989
                                    Energy East Corporation
                                    c/o Mellon Financial Corporation
                                    4826 One Mellon Center
                                    Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

NAME                             PRINCIPAL OCCUPATION                       BUSINESS ADDRESS
----                             --------------------                       ----------------
Martin G. McGuinn                Chairman and Chief Executive Officer       One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Chairman, President and Chief Executive    Pittsburgh, PA 15258
                                 Officer Mellon Bank, N.A.

Steven G. Elliott                Senior Vice Chairman                       One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 and Mellon Bank, N.A.                      Pittsburgh, PA  15258

James D. Aramanda                Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 and Mellon Bank, N.A.                      Pittsburgh, PA  15258

Stephen E. Canter                Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 and Mellon Bank, N.A.                      Pittsburgh, PA  15258

David F. Lamere                  Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 and Mellon Bank, N.A.                      Pittsburgh, PA  15258

Jeffrey L. Leininger             Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 and Mellon Bank, N.A.                      Pittsburgh, PA  15258

Ronald P. O'Hanley               Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 and Mellon Bank, N.A.                      Pittsburgh, PA  15258

James P. Palermo                 Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 and Mellon Bank, N.A.                      Pittsburgh, PA  15258

Allan P. Woods                   Vice Chairman and Chief Information        One Mellon Center
                                 Officer                                    Room 4826
                                 Mellon Financial Corporation               Pittsburgh, PA  15258
                                 and Mellon Bank, N.A.

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

NAME                             PRINCIPAL OCCUPATION                       BUSINESS ADDRESS
----                             --------------------                       ----------------
John T. Chesko                   Vice Chairman and Chief Compliance         One Mellon Center
                                 Officer                                    Room 4826
                                 Mellon Financial Corporation               Pittsburgh, PA  15258
                                 and Mellon Bank, N.A.

Michael A. Bryson                Chief Financial Officer                    One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 EVP and Chief Financial Officer,           Pittsburgh, PA  15258
                                 Mellon Bank, N.A.

Timothy P. Robison               Chief Risk Officer                         One Mellon Center
                                 Mellon Financial Corporation and           Room 4826
                                 Executive Vice President and Chief Risk    Pittsburgh, PA  15258
                                 Officer
                                 Mellon Bank, N.A.

Leo Y. Au                        Treasurer                                  One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Senior Vice President, Manager,            Pittsburgh, PA  15258
                                 Corporate Treasury Group
                                 Mellon Bank, N.A.

Michael K. Hughey                Senior Vice President and Controller       One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Senior Vice President, Director of Taxes   Pittsburgh, PA  15258
                                 and Controller,
                                 Mellon Bank, N.A.

Each of the individuals listed above is a citizen of the United States of America. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.

                                     ANNEX C
        TRANSACTIONS IN THE ISSUER'S COMMON STOCK WITHIN THE PAST 60 DAYS


      The following sales transactions were effected by Mellon Ventures, L.P., a Delaware limited partnership, within the past 60 days prior to the date of this Amendment No. 2 in such quantities of shares of Common Stock of the Issuer, on the dates and at the sales prices indicated below. The sales transactions below were all effected pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to broker's transactions (as such term is defined in Rule
144).



  Date              Shares           Price                 Date             Shares          Price
  ----              ------           -----                 ----             ------          -----
 3/8/2004           28,700          $1.6700              3/8/2004           29,000          $1.9300
 3/8/2004            6,200          $1.6800              3/8/2004            1,000          $1.9400
 3/8/2004           11,100          $1.6900              3/8/2004           82,800          $1.9500
 3/8/2004          167,500          $1.7000              3/8/2004           42,700          $1.9600
 3/8/2004              100          $1.7010              3/8/2004           21,400          $1.9700
 3/8/2004              100          $1.7020              3/8/2004              100          $1.9701
 3/8/2004           35,800          $1.7100              3/8/2004           27,500          $1.9800
 3/8/2004              100          $1.7110              3/8/2004           40,800          $1.9900
 3/8/2004           35,700          $1.7200              3/8/2004              500          $1.9901
 3/8/2004           12,100          $1.7300              3/8/2004           87,400          $2.0000
 3/8/2004           37,000          $1.7400              3/8/2004           20,000          $2.0000
 3/8/2004          250,600          $1.7500              3/8/2004           27,400          $2.0100
 3/8/2004           30,400          $1.7600              3/8/2004            5,900          $2.0100
 3/8/2004           46,800          $1.7700              3/8/2004           17,200          $2.0200
 3/8/2004            7,000          $1.7800              3/8/2004              100          $2.0200
 3/8/2004           10,000          $1.7900              3/8/2004           13,900          $2.0300
 3/8/2004           46,600          $1.8000              3/8/2004           24,500          $2.0400
 3/8/2004           10,400          $1.8100              3/8/2004           37,400          $2.0500
 3/8/2004            8,200          $1.8200              3/8/2004           14,800          $2.0600
 3/8/2004           12,000          $1.8300              3/8/2004            6,200          $2.0700
 3/8/2004           16,700          $1.8400              3/8/2004           13,800          $2.0800
 3/8/2004           48,100          $1.8500              3/8/2004           11,300          $2.1000
 3/8/2004              100          $1.8510              3/8/2004           10,300          $2.1200
 3/8/2004              100          $1.8520              3/8/2004           19,800          $2.1300
 3/8/2004           28,600          $1.8600              3/8/2004            4,800          $2.1400
 3/8/2004            1,000          $1.8601              3/8/2004           11,800          $2.1500
 3/8/2004              200          $1.8800              3/8/2004              600          $2.1700
 3/8/2004              100          $1.8900              3/8/2004           21,000          $2.2700
 3/8/2004          108,800          $1.9000              3/8/2004              100          $2.2800
 3/8/2004              500          $1.9001              3/8/2004            9,900          $2.3000
 3/8/2004           23,800          $1.9100              3/8/2004            9,900          $2.3100
 3/8/2004           42,000          $1.9200              3/8/2004            9,000          $2.3200
                                                         3/8/2004            3,300          $2.3300

                                     ANNEX C
        TRANSACTIONS IN THE ISSUER'S COMMON STOCK WITHIN THE PAST 60 DAYS



  Date              Shares           Price                 Date             Shares          Price
  ----              ------           -----                 ----             ------          -----
 3/8/2004            4,900          $2.3500             3/17/2004           29,700          $1.2700
 3/8/2004            4,300          $2.4000             3/17/2004            7,730          $1.2800
 3/8/2004            1,700          $2.4200             3/18/2004            2,900          $1.2300
 3/8/2004              600          $2.4300             3/18/2004              400          $1.2400
 3/8/2004           24,400          $2.4400             3/18/2004            6,100          $1.2500
 3/8/2004           11,500          $2.4500             3/18/2004           13,200          $1.2600
 3/9/2004            3,790          $1.3500             3/18/2004            2,400          $1.2700
 3/9/2004           14,400          $1.3600             3/18/2004            5,000          $1.2800
 3/9/2004           12,100          $1.3700             3/19/2004            5,000          $1.2400
 3/9/2004            3,400          $1.3800             3/19/2004            7,000          $1.2500
 3/9/2004           19,100          $1.3900             3/19/2004           10,800          $1.2600
 3/9/2004           10,000          $1.4000             3/19/2004            2,100          $1.2700
 3/9/2004           25,030          $1.4000             3/19/2004           10,900          $1.2800
 3/9/2004           32,000          $1.4100             3/19/2004            2,000          $1.2900
 3/9/2004           66,410          $1.4100             3/19/2004            2,000          $1.3000
 3/9/2004            3,700          $1.4200             3/19/2004           10,200          $1.3500
 3/9/2004           38,970          $1.4200             3/19/2004              100          $1.3600
 3/9/2004            2,500          $1.4500             3/19/2004           16,500          $1.3700
 3/9/2004            8,900          $1.4500             3/19/2004           85,100          $1.3800
 3/9/2004            1,900          $1.4600             3/19/2004           23,000          $1.3900
 3/9/2004            1,100          $1.4600             3/19/2004           92,800          $1.4000
 3/9/2004            4,800          $1.4700             3/19/2004           49,300          $1.4100
 3/9/2004            1,900          $1.4700             3/19/2004            2,200          $1.4200
3/15/2004           20,000          $1.2700             3/19/2004            1,000          $1.4300
3/15/2004           35,000          $1.3000             3/22/2004            5,000          $1.3100
3/15/2004           22,000          $1.3100             3/22/2004            5,500          $1.3200
3/15/2004            3,000          $1.3200             3/22/2004            1,400          $1.3300
3/16/2004            4,900          $1.2000             3/22/2004           19,400          $1.3400
3/16/2004           53,900          $1.2100             3/22/2004            5,000          $1.3500
3/16/2004           27,400          $1.2200             3/22/2004            5,000          $1.3700
3/16/2004              700          $1.2300             3/22/2004           11,800          $1.3800
3/17/2004               20          $1.2100             3/22/2004           12,900          $1.3900
3/17/2004           16,680          $1.2200             3/22/2004            3,000          $1.4000
3/17/2004           31,317          $1.2300             3/22/2004            9,600          $1.4100
3/17/2004            7,283          $1.2400             3/22/2004            5,400          $1.4200
3/17/2004           15,000          $1.2500             3/22/2004            1,800          $1.4300
3/17/2004           49,470          $1.2600             3/22/2004            5,000          $1.4500

                                     ANNEX C
        TRANSACTIONS IN THE ISSUER'S COMMON STOCK WITHIN THE PAST 60 DAYS



  Date              Shares           Price                 Date             Shares          Price
  ----              ------           -----                 ----             ------          -----
3/22/2004           24,300          $1.4600             3/26/2004            5,000          $1.1900
3/22/2004           13,200          $1.4700             3/26/2004            5,000          $1.2000
3/22/2004            2,000          $1.4800             3/29/2004            2,500          $1.1200
3/22/2004            9,600          $1.4900             3/29/2004            5,000          $1.1300
3/22/2004           30,400          $1.5000             3/29/2004           15,000          $1.1400
3/22/2004            8,200          $1.5100             3/29/2004            5,000          $1.1500
3/22/2004           20,200          $1.5200             3/29/2004            5,000          $1.1700
3/22/2004            5,000          $1.5400             3/30/2004            2,500          $1.0900
3/22/2004            3,500          $1.5600             3/30/2004           17,500          $1.1000
3/23/2004           15,000          $1.2100             3/30/2004           20,000          $1.1100
3/23/2004           10,000          $1.2200             3/30/2004           37,800          $1.1200
3/23/2004            5,000          $1.2300             3/30/2004            1,200          $1.1300
3/23/2004            2,500          $1.2400             3/31/2004           15,000          $1.0600
3/23/2004           29,900          $1.2500             3/31/2004            9,400          $1.0700
3/23/2004            3,845          $1.2600             3/31/2004              900          $1.0800
3/23/2004            4,000          $1.3000             3/31/2004              800          $1.0900
3/23/2004            1,000          $1.3100             3/31/2004           10,000          $1.1000
3/24/2004           11,400          $1.1800             3/31/2004            2,500          $1.1100
3/24/2004           29,213          $1.1900             3/31/2004            2,500          $1.1200
3/24/2004            5,408          $1.2000             3/31/2004              100          $1.1300
3/24/2004            5,000          $1.2300             3/31/2004              800          $1.1400
3/24/2004            5,000          $1.2400             3/31/2004              100          $1.1500
3/24/2004           24,900          $1.2500              4/1/2004              100          $1.0200
3/24/2004           11,200          $1.2600              4/1/2004            2,500          $1.0300
3/24/2004           10,919          $1.2700              4/1/2004           10,000          $1.0400
3/25/2004            5,000          $1.1500              4/1/2004           12,500          $1.0500
3/25/2004            9,700          $1.1600              4/1/2004              100          $1.0700
3/25/2004           20,100          $1.1700              4/1/2004            3,300          $1.0900
3/25/2004           28,700          $1.1800              4/2/2004            5,000          $1.0700
3/25/2004           20,700          $1.1900              4/2/2004           15,000          $1.0800
3/25/2004           12,500          $1.2000              4/2/2004           12,300          $1.0900
3/25/2004            4,037          $1.2300              4/2/2004           40,900          $1.1000
3/25/2004              963          $1.2400              4/2/2004              100          $1.1100
3/25/2004            1,500          $1.2500              4/2/2004           12,500          $1.1200
3/26/2004            4,000          $1.1600
3/26/2004            9,500          $1.1700
3/26/2004            3,000          $1.1800